UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

[X ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K

[---] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: December 31, 2016

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CIT Group Inc.

Full Name of Registrant

N/A

Former Name if Applicable

11 West 42nd Street.

Address of Principal Executive Office (Street and Number)

New York, New York 10036

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

CIT Group Inc. (“CIT” or the “Company”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2016 by the prescribed deadline (March 1, 2017) without unreasonable effort or expense, as explained below. The Company expects to complete and file the Form 10-K on or before March 16, 2017 and expects the financial results to be materially consistent with the results reported in the earnings press release that the Company attached to its Form 8-K filed January 31, 2017.

While the Company has not yet completed its assessment of the effectiveness of its internal controls over financial reporting as of December 31, 2016, it has determined that there is a material weakness in its internal controls related to information technology, including logical access and computer operations. The Company is completing additional testing related to the impact of the information technology control deficiencies on its consolidated financial statements. However, we currently do not believe that the evaluation of these deficiencies will materially impact the previously reported consolidated financial statements, including the results reported in the Company’s earnings release on January 31, 2017.

The Financial Freedom reverse mortgage servicing business was acquired with the purchase of OneWest Bank in 2015 and is reported in discontinued operations. As previously disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 2016, management identified a material weakness in the Financial Freedom reverse mortgage servicing business related to the Home Equity Conversion Mortgages (“HECM”) interest curtailment reserve. This material weakness is still outstanding as of December 31, 2016, as remediation efforts are ongoing due to the time and effort required to test the model, assess the accuracy of the underlying data, and calculate the change in the interest curtailment reserve. The Company is completing additional testing related to the impact of these deficiencies on its consolidated financial statements.

As reported in the Company’s Current Report on Form 8-K dated January 31, 2017, the Company is revising its financial statements for certain immaterial errors that impact the financial statements for the years ended December 31, 2015 and 2014 as well as each of the quarters for the years ended December 31, 2016 and 2015. Due to the amount of information required to support the revisions, we did not complete our documentation by the required filing date.

As a result of the effort required to address the factors discussed above, the Company has been unable to complete its preparation and review of its Form 10-K (including management’s assessment of the effectiveness of its internal control over financial reporting as of December 31, 2016) in time to file within the prescribed time period without unreasonable effort or expense. The financial results that will be reported in our Form 10-K, when filed, will be materially consistent with the results reported in our earning press release and Form 8-K filed January 31, 2017.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Edward K. Sperling	973	740-5000
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
	|X| Yes |_| No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to a number of noteworthy items, including goodwill impairment charges related to our Consumer Banking segment and the Commercial Services reporting unit in our Commercial Banking segment, and certain tax charges related to the pending sale of our Commercial Air business, the Company experienced a significant change in its results of operations for the year ended December 31, 2016 compared to the year ended December 31, 2015. On January 31, 2017, the Company issued a press release reporting its financial results as of and for the quarter and year ended December 31, 2016, which was attached as Exhibit 99.1 to the Company’s Form 8-K.

CIT Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2017	By:	/s/ Edward K. Sperling

	Name: Title:	Edward K. Sperling Executive Vice President & Controller